245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 30, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Revere Street Trust (the trust): File No. 811-07807

Fidelity Cash Central Fund

Fidelity Municipal Cash Central Fund

Fidelity Securities Lending Cash Central Fund

Fidelity Tax-Free Cash Central Fund (the fund(s))

Amendment No. 49

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the entity is an amendment to the entity’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the entity.

This filing includes the following items: cover letter, facing page, Part A(s), Part B(s), and Part C for the fund(s) referenced above.

The fund(s) Part A(s) and Part B(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing also serves to reflect any applicable Staff comments, and make other non-material changes.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,Sicerely,

/s/Dana Turner
Dana Turner
Legal Product Group